UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 0-20957

SUN BANCORP, INC.

(Exact name of registrant as specified in its charter)

c/o OceanFirst Financial Corp.

975 Hooper Avenue

Toms River, New Jersey 08753

(732) 240-4500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, par value $5.00 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None*

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Sun Bancorp, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

OCEANFIRST FINANCIAL CORP., as successor to Sun Bancorp, Inc.

DATE: February 9, 2018	By:	/s/ Steven J. Tsimbinos
Name: Steven J. Tsimbinos
Title: Executive Vice President, General Counsel & Corporate Secretary

*	Effective as of January 31, 2018, pursuant to that certain Agreement and Plan of Merger, dated as of June 30, 2017, by and among OceanFirst Financial Corp. (“OceanFirst”), Sun Bancorp, Inc. (“Sun”) and Mercury Merger Sub Corp., a wholly-owned subsidiary of OceanFirst (“Merger Sub”), (i) Merger Sub merged with and into Sun, with Sun continuing as the surviving corporation and a wholly-owned subsidiary of OceanFirst (the “First-Step Merger”) and (ii) immediately following the completion of the First-Step Merger, Sun merged with and into OceanFirst, with OceanFirst continuing as the surviving corporation.